Exhibit 13.3

First West Virginia Bancorp, Inc.

Summarized Quarterly Financial Information

A summary of selected quarterly financial information follows:

2003	First Quarter	Second Quarter
Total interest income	$3,396,307	3,331,171
Total interest expense	1,204,535	1,170,228
Net interest income	2,191,772	2,160,943
Provision for loan losses	90,000	75,000
Investment Securities Gain	—	105,200
Total other income	265,118	264,732
Total other expenses	1,549,416	1,531,582
Income before income taxes	817,474	924,293
Net income	619,471	690,729
Net income per share	.40	.45

2002	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total interest income	$3,442,323	$3,659,721	$3,633,724	$3,572,817
Total interest expense	1,273,474	1,300,488	1,298,615	1,227,913
Net interest income	2,168,849	2,359,233	2,335,109	2,344,904
Provision for loan losses	150,000	150,000	150,000	90,000
Investment Securities Gain	17,477	(4,974)	3	(6,281)
Total other income	229,059	241,130	282,411	274,173
Total other expenses	1,420,298	1,501,635	1,527,168	1,612,925
Income before income taxes	845,087	943,754	940,355	909,871
Net income	610,964	673,063	675,707	714,083
Net income per share	.40	.44	.44	.46

2001	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total interest income	$3,780,886	$3,790,938	$3,672,678	$3,527,709
Total interest expense	1,792,532	1,675,215	1,592,311	1,362,009
Net interest income	1,988,354	2,115,723	2,080,367	2,165,700
Provision for loan losses	141,000	141,000	141,000	150,000
Investment Securities Gain	1,647	6,244	—	2
Total other income	205,944	243,005	257,633	227,535
Total other expenses	1,216,328	1,376,815	1,302,088	1,429,237
Income before income taxes	838,617	847,157	894,912	814,000
Net income	582,165	603,218	638,858	588,162
Net income per share	.38	.39	.42	.38